SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                           20 February 2007

                                 SkyePharma PLC

                   Notification of Major Interests in Shares

LONDON, UK, 20 February 2007 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP), has
received notification from Legal & General Group Plc that it now has an interest in 27,597,887 SkyePharma Ordinary £0.10p Shares, representing 3.66% of the voting rights in respect of issued share capital of the Company.

                                     -ends-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   February 20, 2007